AMERICAN REBEL HOLDINGS, INC.

909 18TH AVENUE SOUTH, SUITE A

NASHVILLE, TENNESSEE 37212

August 3, 2023

Patrick Fullem

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1
Filed July 21, 2023
File No. 333-273379

Dear Mr. Fullem:

By letter dated August 1, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided American Rebel Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on July 21, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed July 21, 2023

General

1.	Please file the audited financial statements of the Champion Entities as of and for the years ended December 31, 2021, and 2020, and the unaudited pro forma financial statements for the registrant, giving effect to the acquisition of the Champion Entities, as of and for the three months ended March 31, 2022, and 2021, or explain why you do not believe that you are required to do so.

RESPONSE: On the date hereof, we are filing Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”). The Amendment incorporates the requested financial statements by reference to Exhibits 99.1, 99.2, and 99.3 filed as exhibits to a Current Report on Form 8-K filed by the Company with the Commission on July 6, 2022.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Charles Ross, Jr.

Chief Executive Officer

American Rebel Holdings, Inc.